EXHIBIT 99.1

Caledonia Mining Corporation Plc: Reminder of Remote Presentation on Publication of Feasibility Study for Bilboes Gold Project in Zimbabwe

ST HELIER, Jersey, Nov. 28, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN, AIM and VFEX: CMCL) is pleased to announce that, following its announcement on November 25, 2025 regarding the decision to proceed with the Bilboes Gold Project after completion and publication of the feasibility study, the Company will host a remote presentation for analysts and investors.

The presentation will be on Monday December 1, 2025 at 2:00pm London time, followed by an opportunity to ask questions.

Webcast link: https://stream.brrmedia.co.uk/broadcast/690dd1a327ca940014423b9b

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39